Exhibit 17.1

From: bill chaaban <billchaaban@hotmail.com>
Sent: Thursday, April 14, 2022 7:27:45 PM
To: Brian Payne <brian@cenbiotechinc.com>
Subject: Resignation

Brian,

Please accept this email as my resignation from cen biotech as its chairman of the board,  ceo and director.  It has been an honor serving our shareholders.  Best of luck in your new positions.

With kind regards

Bahige (Bill) Chaaban